ZOOZ Power Ltd.

4B Hamelacha Street

Lod 7152008, Israel

July 8, 2025

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Alexandra Barone

RE:	ZOOZ Power Ltd.
Registration Statement on Form F-3
File No. 333-288280

Acceleration Request

Requested Date:	July 9, 2025
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-3 (File No. 333-288280) (as amended to date, the “Registration Statement”), to become effective on July 9, 2025, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the Commission’s staff.

Once the Registration Statement has been declared effective, please orally confirm that event with Daniel I. Goldberg, counsel to the Registrant, at (212) 479-6722.

Very truly yours,

ZOOZ Power Ltd.

/s/ Erez Zimerman
Erez Zimerman
Chief Executive Officer

cc:	Daniel I. Goldberg, Cooley LLP
Ofer Ben-Yehuda, Shibolet & Co.
Ivor Krumholtz, Shibolet & Co.